BIOMETRX, INC.
500 North Broadway
Jericho, New York 11753
(516) 937-3820
(516) 937-2880

June 21, 2007
VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	SiriCOMM, Inc.
Form SB-2
SEC File No. 333-140628

Gentlemen:

The undersigned being the issuer described in the above referenced registration statement (the “Company”) is hereby requesting acceleration of the effective date of the registration statement so that it may become effective at 4:30 p.m., EST or as soon thereafter on Monday, June 25, 2007 as is reasonably practicable.

The Company acknowledges and confirms that the disclosure in the filing is the responsibility of the Company, that it is aware of its responsibilities under the Securities Act of 1933 and Exchange Act of 1934 as it relates to this proposed offering, and it further acknowledges that the actions of the Commission or the staff acting pursuant to delegated authority in declaring the filing effective or accelerating the effective date thereof, does not relieve the Company of its full responsibility for the adequacy and accuracy of the disclosures in the filing.

Very truly yours,

BIOMETRX, INC.

By:  /s/ J. Richard Iler
J. Richard Iler, Chief Financial Officer